Duncan Energy Partners L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002

May 22, 2009

Mr. H Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Duncan Energy Partners L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-33266

Dear Mr. Owings:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2009 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” “Partnership,” and similar expressions are intended to mean the business and operations of Duncan Energy Partners L.P. and its consolidated subsidiaries.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Items 1 and 2. Business and Properties, page 3
Segment Discussion, page 7

1.  We reviewed Note 13 of the Notes to Consolidated Financial Statements included under Item 8 of your Form 10-K.  Please disclose total assets for each segment for each of the last three fiscal years as opposed to the last two fiscal years.  Refer to Item 101(b) of Regulation S-K.

Response

We note your comment and in future filings will revise our presentation to disclose three fiscal years of data.

Items 1A. Risk Factors, page 22

2.  In the second paragraph under this heading you state that “[t]he following section lists some, but not all, of the key risk factors that may have a direct impact on [your] business, financial position, results of operations and cash flows.”  All material risks should be described.  If risks are not deemed material, you should not reference them.  Please revise or advise.

Division of Corporation Finance
May 22, 2009

Response

We confirm to you that we believe all material risks are described.  We also do not deem any of the risks referenced immaterial.  We will revise the subject sentence in future filings as follows:

“The following section lists the key risk factors that may have a direct and material impact on our business, financial position, results of operations and cash flows.”

Item 13. Certain Relationships and Related Transactions, and Director…, page 97
Related Party Transactions, page 97
Relationship with EPCO, page 100

3.  In the second paragraph under the heading “Summary Compensation Table” on page 85, you disclose that “[c]ompensation paid by [you] with respect to [your] Named Executive Officers reflects only that portion of compensation paid by EPCO that is allocated to [you] pursuant to the ASA” and that you also “receive an allocation of a portion of the cost of EPCO’s equity-based long-term incentive plans.”  In your description of the administrative services agreement under this heading, please disclose how compensation paid by EPCO, including the cost of EPCO’s equity-based long-term incentive plans, is allocated under the administrative services agreement to you and your affiliates.

We also note that Messrs. Fowler and Bachmann are not only named executive officers of Duncan Energy Partners L.P. but that they also are named executive officers of Enterprise Products Partners L.P. and Enterprise GP Holdings L.P.  Please disclose how much time each of these named executive officers devotes to these businesses.

Response

Under the EPCO administrative services agreement, the total compensation costs of our named executive officers are allocated to us and our affiliates based on the estimated amount of time that each officer spends on the affairs of that business in any fiscal year.   These percentages are reassessed at least quarterly.  For clarification purposes, we will modify the lead-in paragraphs to the Summary Compensation Table in future filings to read as follows:

“Summary Compensation Table

       The following table presents total compensation amounts paid, accrued or otherwise expensed by us with respect to the year ended December 31, 2008 and 2007 for our CEO, CFO and three other most highly compensated executive officers as of December 31, 2008.  Collectively, these five individuals were our “Named Executive Officers” for 2008.

      Compensation paid or awarded by us with respect to such Named Executive Officers reflects only that portion of compensation paid by EPCO that is allocated to us pursuant to the ASA, including an allocation of a portion of the cost of EPCO’s equity-based long-term incentive plans.  Under the ASA, the compensation costs of our named executive officers are allocated to us and our affiliates based on the estimated amount of time that each officer spends on our consolidated businesses in any fiscal year. These percentages are reassessed at least quarterly.”

Division of Corporation Finance
May 22, 2009

Supplementally for your information, the following table presents the estimated amount of time that Messrs. Fowler and Bachmann devoted to each of the businesses of EPCO and affiliates during the year ended December 31, 2008 on an unconsolidated basis:

	Enterprise	Enterprise	Duncan		Total
	GP	Products	Energy		Time
	Holdings L.P.	Partners L.P.	Partners L.P.	EPCO, Inc.	Allocated
W. Randall Fowler	12.5%	25%	12.5%	50%	100%
Richard H. Bachmann	15%	30%	25%	30%	100%

Item 15. Exhibits and Financial Statement Schedules, page 107

4.  Under this heading you disclose that the “agreements included as exhibits are included only to provide information to investors regarding their terms” and that the “agreements…may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and such agreements should not be relied upon as constituting or providing factual disclosures about [you], any other persons, and state of affairs or other matters.”  Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under federal securities laws.  Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading.

Response

We acknowledge that, notwithstanding the general disclaimer, the registrant is responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in the Form 10-K not misleading.  We will revise the disclaimer in future filings as follows to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws:

“The agreements listed below may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them.  Accordingly, while these agreements constitute public disclosure under the federal securities laws, the following exhibits should not be relied upon as constituting or providing any factual disclosures about us, any other persons, any state of affairs or other matters, other than the existence of these agreements and the applicable terms contained therein.”

5.  With your next current or periodic report, please file as a material agreement the Administrative Services Agreement with EPCO or tell us why it is not appropriate to do so.  Refer to Item 601(b) of Regulation S-K.

Response

The most recent version of the Administrative Services Agreement with EPCO, the Fifth Amended and Restated Administrative Services Agreement dated January 30, 2009, was filed on February 5, 2009 on Form 8-K.  It was incorporated by reference to Exhibit 10.1 to a Form 8-K filed by Enterprise Products Partners L.P. on February 5, 2009.  The Administrative Services Agreement was also listed as Exhibit 10.1 to our Form 10-Q filed on May 11, 2009.  Earlier versions of the Administrative Services Agreement were filed as exhibits in connection with prior annual reports and other filings in accordance with Item 601(b) of Regulation S-K.

Division of Corporation Finance
May 22, 2009

We apologize for the oversight in not listing this agreement in the Exhibit List presented in our Form 10-K for the year ended December 31, 2008.

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-6545 (direct line) or (713) 381-6938 (fax).

Regards,

/s/ Michael J. Knesek
Name:	Michael J. Knesek
Title:	Senior Vice President, Controller and Principal Accounting Officer of DEP Holdings LLC, general partner of Duncan Energy Partners L.P.

cc:	Richard H. Bachmann
W. Randall Fowler
Stephanie Hildebrandt
Michael Hanson
David Buck (Andrews Kurth)